P.E. 2/19/02

02014982

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated February 19, 2002

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on February 19, 2002, entitled "Joseph Ackermann Resigns from Vodafone Board".

STOCK EXCHANGE ANNOUNCEMENT
Announced at 14:35 hrs
19 February 2002

RTF No: 4323R
19 February 2002 - for immediate release

JOSEF ACKERMANN RESIGNS FROM VODAFONE BOARD

Vodafone Group Plc ("Vodafone") announces today that Dr Josef Ackermann has resigned as a non-executive director of Vodafone. Dr Ackermann, who joined the Vodafone Board in May 2000 shortly after the completion of Vodafone's acquisition of Mannesmann AG, where he was Deputy Chairman of the Supervisory Board, will be assuming considerable additional responsibilities following his appointment as Spokesman of the Board of Managing Directors of Deutsche Bank AG from May 2002 and, as a result, has reluctantly concluded that he will have insufficient time to devote to his directorship of Vodafone.

Lord MacLaurin of Knebworth, Chairman of Vodafone, commented, "I am very grateful to Josef Ackermann for his service to the Board; we shall miss his contribution and counsel. We wish him well with his new role at Deutsche Bank."

S R Scott
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 19, 2002

By: [signature]
Name: Stephen R. Scott
Title: Company Secretary